UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-21823


/ / Form 10-K / / Form 20-F / / Form 11-K /X/ From 10-Q / / Form N-SAR (Check One):

                       For Period Ended: March 31, 2003


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.





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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION



                                 FiberCore, Inc.
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                             Full Name of Registrant



                                       N/A
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                            Former Name if Applicable



                        253 Worcester Road, P.O. Box 180
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            Address of Principal Executive Office (Street and Number)



                               Charlton, MA 01507
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                            City, State and Zip Code




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                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]   (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.



                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003 could not be filed within the prescribed time period due to a delay in completion of its financial statements, which delay could not be eliminated by the Company without unreasonable effort and expense.







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                          PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.


      Robert P. Lobban              (508)                 248-3900
    ------------------           -----------        ---------------------
        (Name)                   (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [ ] Yes     [X] No

The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

The Registrant expects to report net sales for its 2003 first quarter of approximately $4.8 million, as compared to $7.9 million for its 2002 first quarter. This decline in net sales, along with, among other things, deteriorating pricing conditions, negatively impacted financial performance which was offset by cost reductions implemented by the Company. The Registrant expects to report net income (loss) for its 2002 first quarter of approximately ($4 million) as compared to net income (loss) for its 2002 first quarter of ($4.1 million). The aforementioned anticipated financial results are subject to change between the date hereof and the date the Registrant's quarterly report on Form 10-Q is filed.



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                                 FiberCore, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: May 16, 2003                        /s/ Robert P. Lobban
         ------------                     --------------------------------
                                          Name:  Robert P. Lobban
                                          Title: Chief Financial
                                                 Officer and Treasurer